767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

July 8, 2015

VIA EDGAR TRANSMISSION

Mara Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Ollie’s Bargain Outlet Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 6, 2015

File No. 333-204942

Dear Ms. Ransom:

On behalf of our client, Ollie’s Bargain Outlet Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated July 7, 2015. In connection with such responses, we are submitting electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (File No. 333-204942) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No.3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3.

Dilution, page 43

1.	We note the table at the top of page 44 presenting the cash consideration paid to you by the existing shareholders and by the new investors. We also note your response to comment 3. Please tell us why your calculation of the effective cash consideration paid by your existing shareholders does not contemplate the dividends paid to those shareholders. In this regard, these cash dividends appear to reduce the effective cash cost of shares held by existing shareholders. You may also wish to include the calculation of the cash cost for existing shareholders in a footnote to this table so that your new investors understand how you derived that amount.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure to reflect the effective cash cost of shares held by existing shareholders including the impact from the dividends. Please see page 44.

Executive and director compensation

2.	Please confirm that changes you expect to make to the employment agreements for Mark Butler and John Swygert have already been disclosed in the registration statement. If undisclosed changes remain, please provide them to us.

The Company acknowledges the Staff’s comment and respectfully confirms to the Staff that the changes expected to be made to the employment agreements for Mark Butler and John Swygert have already been disclosed in the registration statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/Alexander D. Lynch

Alexander D. Lynch

Weil, Gotshal & Manges LLP

cc:	John Swygert

Executive Vice President and Chief Financial Officer

Ollie’s Bargain Outlet Holdings, Inc.

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